AMERIGO ENERGY SIGNS LETTER OF INTENT


LETTER OF INTENT TO PROVIDE SHAREHOLDERS WITH INCREASED VALUE

PRESS RELEASE Source: Amerigo Energy, Inc. On Tuesday, March 29, 6:00 am EDT HENDERSON, Nev., March 29, 2011 /PRNewswire/ -- Amerigo Energy, Inc. "The Company" (OTC Bulletin Board:AGOE.ob - News), announced the execution of a letter of intent with Grazy.com, Inc. for the purchase of Grazy.com, and all its corresponding intellectual property for 23 million shares of stock. The details of the letter of intent are being filed with the Securities and Exchange Commission, concurrent with this press release.

Ronald Fricke, co-founder of Grazy.com, stated "we are extremely excited for the company to launch into this sector through AGOE.ob a fully reporting public company and be able to grow at what we hope is at a very quick rate". Ron was one of the co-founders of the popular brand "Fathead" and was instrumental in the sale of the company to The Camelot Venture Group.

Grazy.com is an e-commerce company positioning itself to become a very competitive player in the coupon marketing sector, in offering both traditional and online merchants an opportunity to connect with buyers in a unique way. Leveraging the exploding social media revolution, members are given a chance to "Join the Herd" and "Graze where the grass is ALWAYS greener". A free, membership-based online community, Grazy.com members gain access to super saving deals and tremendous money saving offers from our advertisers. Grazy.com is the traditional coupon based platform that will offer some twists and benefits not yet seen in this space. Grazy.com will have a singular, national "deal" along with numerous city deals and then roll out aggressively throughout the country, despite other companies that are firmly entrenched in this space. I view there is plenty of room for another major player to join the herd and that is Grazy.com." stated Ronald Fricke. "Starting at Midnight on April 1st, Grazy.com will begin offering iPads and more to those who join the herd on a weekly basis. So mosey on in, invite some friends and kick back and have some fun."

"We believe the addition of Grazy.com to our company will provide our shareholders with the best possible value along with a tremendous growth opportunity in an exciting growth oriented sector," stated Jason Griffith, Amerigo Energy's Chief Executive Officer.

The company also filed a Form 8K related to its year end audited financial statements indicating it would be writing down the non-performing oil and gas assets. This write down further underlies the company's belief in diversifying it's assets for the benefits of the shareholders.




"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995 Statements in this press release relating to plans, strategies, economic performance and trends, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Forward- looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, risk factors inherent in doing business. Forward-looking statements may be identified by terms such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "forecasts," "potential," or "continue," or similar terms or the negative of these terms. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The company has no obligation to update these forward-looking statements.


For more information please contact:

Jason Griffith
702-399-9777